SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries Consolidated financial statements September 30, 2012 and 2011 with Report of Independent Registered Public Accounting Firm

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated financial statements

September 30, 2012 and 2011

Contents

Report of independent registered public accounting firm	4
Consolidated Statement of Financial Position	5
Consolidated Statement of Income	6
Consolidated Statement of Comprehensive Income	7
Consolidated Statement of Changes in Shareholders’ Equity	8
Consolidated Statement of Cash Flows	9

Consolidated notes to the financial statements	11
1. The Company and its operations	11
2. Basis of presentation of interim financial information	11
3. Consolidation basis	12
4. Accounting practices	13
5. Cash and cash equivalents	14
6. Marketable securities	14
7. Accounts receivable	15
8. Inventories	16
9. Restricted deposits for legal proceedings and guarantees	16
10. Other information about assets	17
11. Investments	18
12. Property, plant and equipment, net	19
13. Intangible assets	20
14. Exploration and evaluation activities of oil and gas reserves	21
15. Trade accounts payable	22
16. Loans and financing	22
17. Leases	26

18. Related parties	27
19. Provision for decommissioning costs (non-current)	29
20. Taxes	29
21. Employee’s benefits	33
22. Shareholders’ equity	35
23. Sales revenues	36
24. Other operating expenses, net	36
25. Expenses by nature	37
26. Financial income (expenses), net	38
27. Supplementary information on the statement of cash flows	38
28. Segment Information	39
29. Legal proceedings and contingencies	43
30. Guarantees for concession agreements for oil exploration	48
31. Risk management and derivative instruments	48
32. Fair value of financial assets and liabilities	57
33. Subsequent events	58
34. Information Related to Guaranteed Securities Issued by Subsidiaries	59

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated statement of position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of September 30, 2012, and the related condensed consolidated statement of income, of cash flows, of comprehensive income and of shareholders' equity for the nine-month period ended September 30, 2012. This interim financial information is responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Rio de Janeiro, Brazil

October 26, 2012

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Financial Position

September 30, 2012 and December 31, 2011

(In millions of Dollars)

Assets	Note	09.30.2012	12.31.2011	Liabilities	Note	09.30.2012	12.31.2011

Current assets				Current liabilities
Cash and cash equivalents	5	14,866	19,057	Trade accounts payable	15	12,971	11,863
Marketable securities	6	11,166	8,961	Current debt	16	7,534	10,067
Trade accounts receivable, net	7	11,576	11,756	Current portion of finance lease obligations	17.1	21	44
Inventories	8	14,949	15,165	Taxes payable	20.2	5,181	5,847
Recoverable Taxes	20.1	6,212	5,358	Dividends payable	22	-	2,067
Advances to suppliers		1,048	740	Payroll and related charges		1,999	1,696
Other current assets		2,138	2,065	Employees' postretirement benefits
		61,955	63,102	obligations - Pension and Health Care	21	737	761
				Other current liabilities		3,196	4,019
						31,639	36,364

Non-current assets
Long-term receivables				Non-current liabilities
Trade accounts receivable, net	7.1	3,145	3,253	Long-term debt	16	84,226	72,718
Marketable Securities	6	314	3,064	Finance lease obligations	17.1	92	98
Restricted deposits for legal proceedings and guarantees	9	1,579	1,575	Deferred tax liabilities	20.3	17,883	17,736
Deferred tax assets	20	8,737	10,689	Employees' postretirement benefits
Advances to suppliers		3,056	3,141	obligations - Pension and Health Care	21	9,133	8,878
Other long-term receivables		1,765	1,725	Legal proceedings provisions	29	773	726
		18,596	23,447	Provision for decomissioning cost	19	4,314	4,712
				Other non-current liabilities		681	1,068
						117,102	105,936
Investments	11.1	5,984	6,530
Property, plant and equipment , net	12	191,395	182,465	Shareholders' equity	22
Intangible assets	13	40,537	43,866	Paid in capital		107,362	107,355
		237,916	232,861	Additional paid in capital		346	316
				Profit reserves		66,624	60,224
				Accumulated other comprehensive income		(5,685)	7,943
				Petrobras shareholder's equity		168,647	175,838
				Non-controlling interests		1,079	1,272
				Total Equity		169,726	177,110
Total Assets		318,467	319,410	Total liabilities and shareholder's equity		318,467	319,410

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Income

September 30, 2012 and 2011

(In millions of Dollars)

	Note	Jan-Sep/2012	Jan-Sep/2011

Sales revenues	23	108,443	109,661
Cost of sales	25	(79,920)	(72,955)
Gross profit		28,523	36,706

Income (expenses)
Selling expenses	25	(3,776)	(4,013)
Administrative and general expenses	25	(3,768)	(3,824)
Exploration costs		(2,949)	(1,796)
Research and development expenses	25	(801)	(1,035)
Other taxes	25	(255)	(316)
Other operating income and expenses, net	24	(3,386)	(3,465)
		(14,935)	(14,449)

Net income before financial results and income taxes		13,588	22,257

Financial income (expenses), net	26	(3,281)	(146)

Equity in results of non consolidated companies		(45)	177

Net income before income taxes		10,262	22,288

Income tax	20.5	(3,104)	(5,200)

Net income		7,158	17,088

Net income (loss) attributable to:

Shareholders of Petrobras		7,271	17,316

Non-controlling interests		(113)	(228)

		7,158	17,088

Basic and diluted earnings per share in U.S. dollar	22.3	0.56	1.33

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Comprehensive Income

September 30, 2012 and 2011

(In millions of Dollars)

	Jan-Sep/2012	Jan-Sep/2011

Net income	7,158	17,088
Other comprehensive income
Cummulative translation adjustments	(13,437)	(20,760)
Deemed cost of associates	4	(4)
Unrealized results on available-for-sale securities	-	-
Recognized in shareholders' equity	422	(4)
Reclassified to profit or loss	2	12
Unrealized results on cash flow hedge	-	-
Recognized in shareholders' equity	-	(19)
Reclassified to profit or loss	6	(5)
Deferred income tax	(143)	6
	(13,146)	(20,774)
Total comprehensive income (loss)	(5,988)	(3,686)
Comprehensive income attributable to:
Shareholders of Petrobras	(5,752)	(3,507)
Non-controlling interests	(236)	(179)
Total comprehensive income (loss)	(5,988)	(3,686)

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

September 30, 2012 and 2011

(In millions of Dollars)

		Additional paid in capital		Accumulated other comprehensive income		Profit reserves
	Paid-in capital	Shares issuance costs	Change in interest in subsidiaries	Cumulative translation adjustment	Other comprehensive income	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
Balance at December 31, 2010	107,341	(279)	286	30,130	215	5,806	571	698	39,342	-	184,110	1,839	185,949

Capital increase with reserves	14	-	-	-	-	-	-	(14)	-	-	-	-	-
Capital increase with issuing of shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Cumulative translation adjustments	-	-	-	(22,433)	-	-	-	-	-	599	(21,834)	(25)	(21,859)
Unrealized gains in investments available-for-sale securities and cash flow hedge	-	-	-	-	37	-	-	-	-	-	37	-	37
Realization of deemed cost	-	-	-	-	(6)	-	-	-	-	6	-	-	-
Change in interest in subsidiaries	-	-	309	-	-	-	-	-	-	-	309	(292)	17
Net income	-	-	-	-	-	-	-	-	-	20,121	20,121	(129)	19,992
Distributions:
Allocations of net income in reserves	-	-	-	-	-	1,006	537	43	12,235	(13,821)	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(6,905)	(6,905)	(121)	(7,026)

	107,355	(279)	595	7,697	246	6,812	1,108	727	51,577	-	175,838	1,272	177,110
Balance at December 31, 2011	107,355	316		7,943		60,224				-	175,838	1,272	177,110

Capital increase with reserves	7	-	-	-	-	-	-	(7)	-	-	-	-	-
Capital increase with issuing of shares	-	-	-	-	-	-	-	-	-	-	-	-	-
Cumulative translation adjustments	-	-	-	(13,911)	-	-	-	-	-	598	(13,313)	(124)	(13,437)
Unrealized gains in investments available-for-sale securities and cash flow hedge	-	-	-	-	287	-	-	-	-	-	287	-	287
Realization of deemed cost	-	-	-	-	(4)	-	-	-	-	4	-	-	-
Change in interest in subsidiaries	-	-	30	-	-	-	-	-	-	-	30	61	91
Net income	-	-	-	-	-	-	-	-	-	7,271	7,271	(113)	7,158
Distributions:
Allocations of net income in reserves	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(1,466)	(1,466)	(17)	(1,483)

	107,362	(279)	625	(6,214)	529	6,812	1,108	720	51,577	6,407	168,647	1,079	169,726
Balance at September 30, 2012	107,362	346		(5,685)		60,217				6,407	168,647	1,079	169,726

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Cash Flows

September 30, 2012 and 2011

(In millions of Dollars)

	Jan-Sep/2012	Jan-Sep/2011
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	7,271	17,316

Adjustments for:
Non-controlling interests	(113)	(228)
Equity in results of non-consolidated companies	45	(177)
Depreciation, depletion and amortization	8,241	7,255
Impairment	557	462
Dry hole costs	2,118	931
Losses (gains) on disposal of non-current assets	71	353
Exchange variation, monetary and finance charges	4,011	3,786
Deferred income taxes, net	1,926	1,962

Increase/decrease in assets
Accounts receivable	(649)	(2,057)
Inventories	(1,913)	(4,594)
Other assets	(902)	(2,209)
Increase/decrease in liabilities
Trade accounts payable	1,827	2,138
Taxes payable	(1,282)	(1,074)
Employee's post-retirement benefits obligations - Pension and health care	1,095	762
Other liabilities	(90)	1,135
Net cash provided by operating activities	22,213	25,761
Cash flows from Investment activities
Investments in exploration and production of oil and gas	(15,631)	(13,502)
Investments in refining transportation and marketing	(9,514)	(11,267)
Investments in gas and power	(1,285)	(1,386)
Investment in international segment	(1,676)	(1,667)
Investments in distribution	(430)	(382)
investments in biofuel	(19)	(226)
Other investments	(626)	(1,228)
Marketable securities	951	3,859
Dividends received	113	313
Net cash used in investment activities	(28,117)	(25,486)

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated Statement of Cash Flows (Continued)

September 30, 2012 and 2011

(In millions of Dollars)

	Jan-Sep/2012	Jan-Sep/2011
Cash flows from Financing activities
Acquisition of non-controlling interest	48	20
Proceeds from borrowings	18,857	17,081
Repayment of principal	(9,096)	(7,056)
Repayment of interest	(3,807)	(3,651)
Dividends paid	(3,272)	(5,092)
Net cash provided by/(used) in financing activities	2,730	1,302

Effect of exchange rate on cash and cash equivalents	(1,017)	(1,594)

Net increase/ (decrease) in cash and cash equivalents in the period	(4,191)	(17)

Cash and cash equivalents at the beginning of the period	19,057	17,655

Cash and cash equivalents at the end of the period	14,866	17,638

See the accompanying notes to the consolidated financial statements.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements

(Expressed in millions of Dollars, except when specifically indicated)

1. The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting oil originating from wells, shale or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ.

2. Basis of presentation of interim financial information

The consolidated interim financial information is being presented in accordance with IAS 34 – Interim Financial Reporting – issued by the International Accounting Standards Board (IASB) in U.S. dollar.

This interim financial information is presented with the relevant changes occurred in the period, without repeating certain notes to the financial statements previously disclosed. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2011, which include the full set of notes.

The financial information relating to the quarters ended March 31, June 30 and September 30, 2011, previously filed with the SEC, were prepared in accordance with U.S. GAAP. However, beginning with the financial statements for the year ended December 31, 2011, the Company changed the basis for the preparation of its financial statements from U.S. GAAP to IFRS, as issued by the IASB (“IFRS”).

IFRS was first adopted by the Company for the financial statements for the year ended December 31, 2010, which were filed with the Brazilian Securities Commission (“CVM”). The transition date was January 1, 2009, and the Company used certain elective transitional treatments under IFRS1, in such financial statements, also filed with CVM.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (continued)

(Expressed in millions of Dollars, except when specifically indicated)

Petrobras has selected the U.S. Dollar as its presentation currency. The U.S. dollar amounts for the periods presented have been translated from the Brazilian Real amounts in accordance with IAS 21 - The effects of changes in foreign exchange rates. The Company has translated all assets and liabilities into U.S. dollars at the current exchange rate and all accounts in the statements of income and cash flows (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at an average rate for the period. All resulting exchange differences are recognized as a cumulative translation adjustment (“CTA”) within “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity. The cumulative translations adjustment was set to nil at January 1, 2009 (the transition date of IFRS).

Therefore, the financial information relating to the quarter ended September 30, 2011, presented for comparison purposes, was derived from the financial information originally filed with the CVM and subsequently converted to U. S. dollars in accordance with the criteria described above. See Note 3 for changes relating to the method of accounting for investments in jointly controlled entities.

Certain amounts from prior periods have been reclassified for comparability purposes relatively to the current period presentation. These reclassifications did not affect the net income or the shareholders' equity of the Company.

These interim quarterly consolidated financial statements were authorized for issue by the Company’s Board of Directors in a meeting held on October 26, 2012.

2.1 Accounting estimates

In the preparation of the interim financial information it is necessary to use estimates for certain assets, liabilities and other transactions.  These estimates include: oil and gas reserves, liabilities of pension and health care plans, depreciation, depletion and amortization, abandonment costs, provisions for legal processes, market value of financial instruments and income taxes. Notwithstanding Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

 3. Consolidation basis

The consolidated interim financial information includes the financial information of Petrobras, its subsidiaries and special purpose entities. There was no material changes in the consolidated entities in the period ended September 30, 2012, as compared to September 30 and December 31, 2011.

As from December 31, 2011, the Company changed the method for recognition of its investments in jointly controlled entities from proportional consolidation to equity accounting, as permitted under IAS 31.

Accordingly, the interim financial information for the period ended September 30, 2011, as originally filed with the CVM, on November 11, 2011, was restated to reflect this change, and then converted to U.S. dollars in accordance with the criteria described in Note 2, as follows:

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (continued)

(Expressed in millions of Dollars, except when specifically indicated)

a) Consolidated Statement of Income	Jan-Sep/2011
	Proporcionate Consolidation	Effect of proportionate consolidation	Equity Method
Sales Revenues	110,598	(937)	109,661
Cost of Sales	(73,356)	401	(72,955)
Gross Profit	37,242	(536)	36,706
Expenses	(14,645)	196	(14,449)
Income before financial result, profit-sharing and taxes	22,597	(340)	22,257
Financial income (expenses), net	(201)	55	(146)
Equity in results of non-consolidated companies	(19)	196	177
Income before income taxes	22,377	(89)	22,288
Income taxes	(5,291)	91	(5,200)
Net Income	17,086	2	17,088
Net Income Attributable to:
Shareholders of Petrobras	17,317	(1)	17,316
Non-controlling Interests	(231)	3	(228)
	17,086	2	17,088

b) Consolidated Statement of Cash Flows	Jan-Sep/2011
	Proporcionate Consolidation	Effect of proportionate consolidation	Equity Method
Cash provided by operating activities	26,058	(297)	25,761
Cash used in investment activities	(25,737)	251	(25,486)
Cash provided by financing activities	1,393	(91)	1,302
Effect of exchange rate on cash and cash equivalents	(1,762)	168	(1,594)
Net change in cash for the period	(48)	31	(17)
Cash and cash equivalents at the beginning of the period	18,199	(544)	17,655
Cash and cash equivalents at the end of the of period	18,151	(513)	17,638

4. Accounting practices

The accounting practices and calculation methods used in this consolidated interim financial statements are the same as those adopted in the preparation of the annual financial statements of the Company for the year ended December 31, 2011.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (continued)

(Expressed in millions of Dollars, except when specifically indicated)

5. Cash and cash equivalents

	09.30.2012	12.31.2011

Cash and banks	1,168	1,989
Financial investments	-	-
- In Brazil	-	-
Mutual funds - Interbank Deposit	6,987	5,492
Other investment funds	1,122	2,279
	8,109	7,771
- Abroad	5,589	9,297
Total financial investments	13,698	17,068
Total cash and cash equivalents	14,866	19,057

6. Marketable securities

	09.30.2012	12.31.2011

Trading securities	8,073	8,949
Available-for-sale	3,259	2,921
Held-to-maturity	148	155
	11,480	12,025
Current	11,166	8,961
Non-current	314	3,064

Trading and available-for-sale securities refer mainly to investments in treasury notes with maturity terms of more than 90 days and those presented in current assets consider the expectation of their realization in the short term.

Available-for-sale securities include National Treasury Notes, which were previously given in guarantee to Petros, as described in Note 21.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (continued)

(Expressed in millions of Dollars, except when specifically indicated)

7. Accounts receivable

    7.1 Accounts receivable, net

	09.30.2012	12.31.2011
Trade Accounts Receivable
Third parties	10,120	10,315
Related parties (Note 18.1)	0	0
Jointly controlled entities and associates	823	826
Receivables from the eletricity sector	2,195	1,958
Petroleum and alcohol accounts - STN(*)	411	444
Others	2,685	2,953
	16,234	16,496

Allowance for uncollectible accounts	(1,513)	(1,487)
	14,721	15,009
Current	11,576	11,756
Non-current	3,145	3,253

(*) National Treasury Secretariat

7.2 Changes in the allowance for uncollectible accounts

	09.30.2012	12.31.2011
Opening balance	1,487	1,609
Additions (*)	253	283
Write-offs (*)	(105)	(220)
Cumulative translation adjustment	(122)	(185)
Closing balance	1,513	1,487

Current	918	898
Non-current	595	589

(*) It includes exchange variation on allowance for uncollectible accounts recorded in companies abroad.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (continued)

(Expressed in millions of Dollars, except when specifically indicated)

7.3 Overdue accounts receivable - Third parties

	09.30.2012	12.31.2011
Up to 3 months	752	752
From 3 to 6 months	162	115
From 6 to 12 months	160	141
More than 12 months	1,507	1,590

8. Inventories

	09.30.2012	12.31.2011
Products:
Oil products (*)	6,015	4,886
Fuel Alcohol (*)	217	417
	6,232	5,303

Raw materials, mainly crude oil (*)	6,657	7,915
Maintenance materials and supplies (*)	1,858	1,796
Others	247	196
	14,994	15,210
Current	14,949	15,165
Non-current	45	45

 (*) It includes imports in transit.

9. Restricted deposits for legal proceedings and guarantees

	09.30.2012	12.31.2011
Non-current asset
Labor	657	603
Tax (*)	623	674
Civil (*)	233	243
Others	66	55
Total	1,579	1,575

(*)  Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (continued)

(Expressed in millions of Dollars, except when specifically indicated)

10. Other information about assets

Signing of settlement – Pasadena Refinery

On June 29, 2012, the Company entered into an out of court settlement which intended to terminate all existing lawsuits between Petrobras group companies and companies members of the Belgian Transcor/Astra group, which controls Astra Oil Trading NV (Astra), including those related to the arbitration process which, in April 2009, recognized Astra’s exercise of its put option, to sell its interest (50%) in Pasadena Refining System Inc and PRSI Trading Company to Petrobras America S.A. - PAI.

With the exception of US$ 70, which was recognized in results in the second quarter of 2012, the amount of US$ 820.5 defined in the agreement had been provided for in prior periods.

With the execution of the settlement and the payment of the respective amount, which occurred on the same day the agreement was signed, both parties give full and general release of all the disputes between them.

         Fair Value Appraisal of GBD

The appraisal of the fair value of the assets acquired and the liabilities assumed from the subsidiary Gás Brasiliano Distribuidora S.A. – GBD was concluded in June 2012. Petrobras Gás S.A. - Gaspetro acquired 100% of GBD’s shares in 2011. This appraisal resulted in a purchase price allocation of the total amount (US$ 280) to intangible assets (US$ 209) and other assets and liabilities, net (US$ 71). Therefore, no goodwill was recognized.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (continued)

(Expressed in millions of Dollars, except when specifically indicated)

11. Investments

11.1 Investments in jointly controlled entities and associates

	09.30.2012	12.31.2011
Associates and jointly controlled entities
Petrochemical investments	2,822	3,320
Gas distributors	531	563
Guarani S.A.	392	452
Termoaçu S.A.	269	287
Petroritupano - Orielo	244	244
Nova Fronteira Bionergia S.A.	205	231
Petrowayu - La Concepción	176	176
Petrokariña - Mata	104	104
Transierra S.A.	70	65
UEG Araucária	63	68
Distrilec S.A.	62	115
Other associates and jointly controlled entities	929	783
	5,867	6,408

Other investments	117	122
	5,984	6,530

11.2 Investments in listed companies

	Thousand - share lot			Quoted Stock Exchange Prices (US$ per share)		Market value
Company	09.30.2012	12.31.2011	Type	09.30.2012	12.31.2011	09.30.2012	12.31.2011

Subsidiaries
Petrobras Argentina (*)	1,356,792	678,396	Common	0.62	1.44	842	976
						842	976

Associates
Braskem	212,427	212,427	Common	6.21	6.28	1,318	1,334
Braskem	75,793	75,793	Preferred A	7.03	6.82	533	517
						1,851	1,851

(*) On September 26, 2012 Petrobras Argentina S.A. made a share capital increase through the capitalization of profit reserves, as approved by an Extraordinary General Meeting held along with the Annual General Meeting on March 29, 2012. This capitalization was carried out by the issuance of 1,009,618,410 new class B common shares. This transaction did not affect the Company's shareholders' equity.

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

12. Property, plant and equipment, net

12.1 By type of asset

	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Oil and gas producing properties	Total
Balance at December 31, 2010	5,256	58,321	83,170	21,357	168,104
Additions	101	1,570	31,840	2,059	35,570
Capitalized interest	-	-	4,382	-	4,382
Business combination	-	-	12	-	12
Write-offs	(25)	(262)	(1,296)	(326)	(1,909)
Transfers	2,413	18,406	(23,598)	8,401	5,622
Depreciation, amortization and depletion	(473)	(5,800)	-	(3,904)	(10,177)
Impairment - formation	-	(50)	(150)	(213)	(413)
Impairment - reversal	1	15	-	36	52
Cumulative translation adjustment	(685)	(5,838)	(9,831)	(2,424)	(18,778)
Balance at December 31, 2011	6,588	66,362	84,529	24,986	182,465

Cost	8,990	104,477	84,529	52,272	250,268
Accumulated depreciation, amortization and depletion	(2,402)	(38,115)	-	(27,286)	(67,803)
Balance at December 31, 2011	6,588	66,362	84,529	24,986	182,465
Additions	21	1,578	22,986	1,461	26,046
Capitalized interest	-	-	2,843	-	2,843
Business combination	83	182	2	-	267
Write-offs	(7)	(20)	(2,047)	(40)	(2,114)
Transfers	1,305	17,256	(21,130)	5,061	2,492
Depreciation, amortization and depletion	(359)	(4,929)	-	(2,726)	(8,014)
Impairment - formation	-	(1)	-	-	(1)
Cumulative translation adjustment	(516)	(4,383)	(5,808)	(1,882)	(12,589)
Balance at September 30, 2012	7,115	76,045	81,375	26,860	191,395

Cost	9,716	115,830	81,375	54,540	261,461
Accumulated depreciation, amortization and depletion	(2,601)	(39,785)	-	(27,680)	(70,066)
Balance at September 30, 2012	7,115	76,045	81,375	26,860	191,395

Weighted average of useful life in years	25 (25 to 40 ) (except land)	20 (3 to 31)		Units of production method

(*) It includes oil and gas exploration and development assets.

At September 30, 2012 the consolidated property, plant and equipment include finance lease assets in the amount of US$ 110 (US$ 95 at December 31, 2011).

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

13. Intangible assets

13.1 By type of asset

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total

Balance at December 31, 2010	47,386	191	816	544	48,937
Addition	496	64	198	11	769
Acquisition through business combination	-	-	-	2	2
Capitalized interest	-	-	21	-	21
Write-off	(167)	(3)	(7)	-	(177)
Transfers	5	12	(22)	(4)	(9)
Amortization	(87)	(67)	(204)	-	(358)
Impairment - formation	(1)	-	-	-	(1)
Cumulative translation adjustment	(5,165)	(17)	(87)	(49)	(5,318)
Balance at December 31, 2011	42,467	180	715	504	43,866
Cost	43,356	725	1,512	504	46,097
Accumulated amortization	(889)	(545)	(797)	-	(2,231)
Balance at December 31, 2011	42,467	180	715	504	43,866
Addition	64	56	109	-	229
Capitalized interest	-	-	13	-	13
Write-off	(98)	(2)	(3)	-	(103)
Transfers	6	11	(19)	(14)	(16)
Amortization	(73)	(44)	(110)	-	(227)
Cumulative translation adjustment	(3,134)	(11)	(53)	(27)	(3,225)
Balance at September 30, 2012	39,232	190	652	463	40,537
Cost	40,152	743	1,492	463	42,850
Accumulated amortization	(920)	(553)	(840)	-	(2,313)
Balance at September 30, 2012	39,232	190	652	463	40,537

Estimated useful life - years	25	5	5	Indefinite

At September 30, 2012, the Company’s intangible assets comprise the amount of US$ 36,840 related to the Onerous Assignment agreement, entered into in 2010 by Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector), referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará e Sul de Tupi), limited to the production of 5 billion barrels of oil equivalent in up to 40 years, renewable for five more years upon certain conditions.

The agreement establishes that at the time of the declaration of commerciality for the reserves there will be a review of volumes and prices, based on independent technical reports.

Whether the review determines that the acquired rights amount to a greater value than initially paid, the Company may pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. Whether the review determines that the acquired rights amount to a lower value than initially paid by the Company, the Federal Government will reimburse the difference in cash or bonds, subject to the budgetary laws.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

When the effects of the aforementioned review become probable and a reliable estimate can be made, the Company will make the respective adjustments to the purchase prices.

In addition, the agreement establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to proof by the ANP. In the event of non-compliance, the ANP will be able to apply administrative and pecuniary sanctions based on the conditions stated in the agreement.

14. Exploration and evaluation activities of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves. The amounts involved in these activities are as follows:

	09.30.2012	12.31.2011
Capitalized balances in assets
Intangible assets	38,465	41,671
Property, plant and equipment	11,836	10,461
Total assets	50,301	52,132

	Jan-Sep/2012	Jan-Sep/2011
Exploration costs recognized in results
Expenses with geology and geophysics	769	716
Projects without economic viability (it includes dry wells and signature bonuses)	2,118	931
Other exploration expenses	58	72
Total expenses	2,945	1,719

Cash used in activities
Operating activities	892	811
Investment activities	5,161	4,202
Total cash used	6,053	5,013

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

15. Trade accounts payable

	09.30.2012	12.31.2011
Current Liabilities
Third parties
In Brazil	6,212	6,535
Abroad	6,284	4,883
Related parties	475	445
	12,971	11,863

16. Loans and financing

	Current				Non-current
	09.30.2012		12.31.2011		09.30.2012		12.31.2011
Abroad
Financial institutions	5,546	#	7,272	#	23,936	#	20,039
Bearer bonds - Notes, Global Notes and Bonds	737	#	428	#	27,894	#	21,026
Others	7	#	6	#	5	#	104
	6,290		7,706		51,835		41,169

In Brazil		#
Export Credit Notes	175	#	72	#	6,398	#	6,921
BNDES	648	#	916	#	21,456	#	19,930
Debentures	190	#	988	#	313	#	529
FINAME	33	#	42	#	337	#	390
Bank Credit Certificate	51	#	27	#	1,780	#	1,922
Others	147	#	316	#	2,107	#	1,857
	1,244		2,361		32,391		31,549
	7,534		10,067		84,226		72,718

Interest on debt	790	#	879	#
Current portion of long-term debt (principal)	2,524	#	3,690	#
Current debt	4,220	#	5,498	#
	7,534		10,067

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

16.1 Maturities of the principal and interest of debt in non-current liabilities

09.30.2012
2013	1,075
2014	4,568
2015	6,716
2016	13,752
2017	9,107
2018 and thereafter	49,008
Total	84,226

16.2 Interest rates for debt in non-current liabilities

	09.30.2012	12.31.2011
Abroad
Up to 6% p.a.	41,579	31,561
From 6 to 8% p.a.	9,466	8,385
From 8 to 10% p.a.	790	1,179
More than 10% p.a.	-	44
	51,835	41,169

In Brazil
Up to 6% p.a.	3,934	2,870
From 6 to 8% p.a.	16,251	17,225
From 8 to 10% p.a.	11,550	1,930
More than 10% p.a.	656	9,524
	32,391	31,549
	84,226	72,718

16.3 Balances per currencies in non-current liabilities

	09.30.2012	12.31.2011
U.S. Dollar	47,128	36,258
Real indexed to U.S. Dollar	13,764	13,830
Real	18,456	17,529
Euro	2,482	2,495
Japanese Yen	1,291	1,544
Pound Sterling	1,105	1,062
	84,226	72,718

The sensitivity analysis for financial instruments subject to exchange variation and the fair value of the long-term loans are disclosed in notes 31 and 32, respectively.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

16.4 Weighted average rate for capitalization of interest

The weighted average rate of the financial charges on the debt, used for capitalization of interest on the balance of assets under construction, was 4.4% p.a. in the nine-month period ended September 30, 2012 (4.6 % p.a. in the nine-month period ended September 30, 2011).

16.5 Funding

The loans and the financing are mainly intended to the development of oil and gas production projects, the building of vessels and pipelines, and the expansion of industrial plants.

The main long-term funding carried out in the nine-month period ended September 30, 2012 are presented as follows:

a)      Abroad

Company	Date	Amount	Maturity	Description
PifCo	Feb/12	7,000	2015, 2017, 2021 and 2041	Global notes issued in the amounts of US$ 1,250, US$ 1,750, US$ 2,750 and US$1,250 with 2.875% p.a., 3.500% p.a., 5.375% p.a. and 6.750% p.a. coupon, respectively.

PNBV	Apr/12 to Jun/12	1,879	2018, 2019 and 2023	Financing in the amount of US$1,879 obtained from Morgan Stanley Bank , JP Morgan Chase, Citibank International PLC, and HSBC Bank PLC - Libor + market interest.

PNBV	Aug/12 to Sep/12	1,500	2019	Financing in the amount of US$1,500 obtained from Export Development Canadá and HSBC Holdings PLC - Libor + market interest.

				Financing in the amount of US$1,500 obtained from Banco do Brasil S/A and Citibank N.A. - Libor + market interest.
PGT BV	Sep/12	1,500	2017 and 2018
		11,879

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

b)     In Brazil

Company	Date	Amount	Maturity	Description
Fundo de Investimento Imobiliário RB Logística	Jan/12	201	2023,2026 and 2028	Issuance of real state credit notes for the construction of a laboratory and an administrative building - IPCA + average spread of 5.3% p.a.

Fundo de Investimento Imobiliário FCM	May/12	253	2025 and 2032	Issuance of real state credit notes for the construction of the assets of Porto Nacional and Porto Cruzeiro do Sul projects - IPCA + 4.0933% p.a. and 4.9781%p.a.

Financing obtained from BNDES to be used on the modernization of the domestic refining facilities and other infrastructure projects, as well as research and development projects and modernization and expansion of the technology park.

Petrobras	Jul/12 to Sep/12	2,081	2015 and 2022
		2,535

16.6 Funding – Remaining balance

a)      Abroad

		Amount in US$ million
Company	Agency	Contracted	Used	Balance
PNBV	Citibank International PLC	686	549	137
PNBV	HSBC Bank PLC	1,000	173	827

b)     In Brazil

Company	Agency	Contracted	Used	Balance
Transpetro(*)	BNDES, Banco do Brasil and Caixa Econômica Federal - CEF	4,975	545	4,430
Empresa de Logística de E&P S.A.	BNDES	546	140	406
Petrobras	Caixa Econômica Federal - CEF	148	-	148
Petrobras	BNDES	3,748	2,081	1,667

(*)Purchase and sale agreements of 49 vessels and 20 convoys were signed with 6 Brazilian shipyards in the amount of US$ 5,528, which 90% is financed by BNDES, Banco do Brasil and Caixa Econômica Federal – CEF.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

16.7 Guarantees

Petrobras is not required to provide guarantees to financial institutions. There are loans obtained from BNDES which are secured by the assets being financed.

The loans obtained by Special Purpose Entities (SPE) are guaranteed by the assets of the projects, as well as lien of credit rights and shares of the SPEs.

17. Leases

17.1 Minimum receipts/payments of finance leases

	09.30.2012
	Minimum receipts	Minimum payments

2012	75	14
2013 - 2016	716	80
2017 and thereafter	2,221	168
Estimated receipts/payments of commitments	3,012	262

Less amount of annual interest	(1,399)	(149)

Present value of the minimum receipts/payments	1,613	113
Current	77	21
Non-current	1,536	92
At September 30, 2012	1,613	113

Current	120	44
Non-current	1,518	98
At December 31, 2011	1,638	142

17.2 Future minimum payments of operating leases

	09.30.2012
2012	3,778
2013-2016	40,143
2017 and thereafter	28,323
At September 30, 2012	72,244

At December 31, 2011	55,513

In the nine-month period ended September 30, 2012, the Company paid the amount of US$ 7,068 recognized as an expense for the period related to operating leases.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

18. Related parties

Petrobras carries out commercial transactions with its subsidiaries, special purpose entities and associates at normal market prices and market conditions. At September 30, 2012 and December 31, 2011, losses were not expected on the realization of accounts receivable.

18.1 Transactions with jointly controlled entities, associates, government entities and pension funds

The balances of significant transactions are as follows:

	09.30.2012		12.31.2011
	Assets	Liabilities	Assets	Liabilities

Jointly controlled entities and associates	823	550	826	417
Gas distributors	492	234	467	189
Braskem and its subsidiaries	198	88	87	71
Other associates and jointly controlled entities	133	228	272	157

Government entities and pension funds	18,933	32,582	22,739	36,141
Government bonds	12,293	-	14,120	-
Banco do Brasil S.A. (BB)	1,005	4,538	1,566	6,302
Restricted deposits for legal proceedings and guarantees (CEF and BB)	1,671	-	1,693	-
Receivable from the Electricity sector (Note 18.1.1)	2,195	-	1,958	-
Petroleum and alcohol account - receivable from Federal government (Note 18.1.2)	411	-	444	-
BNDES	3	21,971	4	21,799
Caixa Econômica Federal (CEF)	1,201	4,065	2,735	4,363
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)	-	1,765	-	2,063
Federal government - Proposed dividend and interest on shareholders' equity	-	-	-	597
Petros (Pension fund)	-	71	-	188
Others	154	172	219	829
	19,756	33,132	23,565	36,558

Current	17,111	3,681	18,020	6,226
Non-current	2,644	29,451	5,545	30,332

18.1.1 Receivables from the electricity sector

At September 30, 2012, the Company had a total amount of US$ 2.195 (US$ 1,958 at December, 31, 2011) of receivables from the electricity sector.

The Company supplies fuel to thermoelectric power plants, direct or indirect subsidiaries of Eletrobras, located in the northern region of Brazil. Part of the costs for supplying fuel to these thermoelectric power stations is borne by funds from the Fuel Consumption Account (CCC), managed by Eletrobras.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras, and the payments for the fuel supplied depend directly on the forwarding of funds from AME to those Independent Power Producers.

The balance of these receivables at September 30, 2012 was US$ 1.989 (US$ 1,715 at December 31, 2011), of which US$ 1.478 were overdue (US$ 1,415 at December 31, 2011).

The Company has been using all available resources in order to recover these receivables. The Company has also made a formal statement to Eletrobras, regarding the necessity of issuing warranties to its controlled entities in order to supply fuel from September 1, 2012 on.

As negotiations advanced, on October 1, 2012 the Company received US$ 494 from AME and granted an extension until October 31, 2012 for Eletrobras to present the requested guarantees.

Additionally, the Company has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, based on the conditions of the agreements, are considered a financial lease of the two thermoelectric power plants, as the contracts determine, among other conditions, the disposal of the power plants to the AME at the end of the agreement period with no restitution (20-year term). The balance of theses receivables was US$ 206   (US$ 243 as of December, 31, 2011) and none of which were overdue.

18.1.2 Petroleum and Alcohol accounts - Receivable from Federal Government

At September 30, 2012, the balance of accounts receivable regarding Petroleum and Alcohol accounts amounted to US$ 411(US$ 444 at December 31, 2011) and this balance can be settled by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts with the Federal Government, in pursuant to what is established in Provisional Measure 2,181, of August 24, 2001, or through offsetting against other amounts that Petrobras may owe the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

In order to conclude the settlement with the Federal Government, the Company has provided all the information required by the National Treasury Secretariat (STN) to mitigate divergences between the parties.

After exhausting negotiation process under the administrative level, the Company decided to judicially collect the aforementioned credit and, accordingly, filed a lawsuit in July 2011.

18.2 Remuneration of key employees and officers

Short-term benefits for the Company’s officers in the nine-month period ended September 30, 2012 were US$ 4.6 (US$ 3.9 in the nine-month period ended September 30, 2011, referring to seven officers and nine board members). At September 30, 2012 the Company had seven officers and ten board members.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

In the nine-month period ended September 30, 2012, the remuneration of board members and officers for the consolidated Petrobras group amounted to US$ 20.3 (US$ 19.4 in the nine-month period ended September 30, 2011).

As established in Federal Law 12,353/2010, the Board of Directors of Petrobras is now composed of ten members, after ratification of the employees’ representative in the Annual General Meeting of March 19, 2012.

19. Provision for decommissioning costs (non-current)

Non-current liabilities	09.30.2012	12.31.2011
Opening balance	4,712	3,904
Revision of provision	25	1,365
Use by Payment	(175)	(284)
Accrual of interest	100	125
Others	11	63
Cumulative translation adjustment	(359)	(461)
Closing balance	4,314	4,712

20. Taxes

20.1 Recoverable taxes

Current assets	09.30.2012	12.31.2011
Taxes In Brazil:
ICMS	1,660	1,698
PIS/COFINS	1,907	1,253
CIDE	23	77
Income taxes	2,053	1,528
Other taxes	272	225
	5,915	4,781

Taxes Abroad	297	577
	6,212	5,358

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

20.2 Taxes payable

Current liabilities
	09.30.2012	12.31.2011
ICMS	1,377	1,161
PIS/COFINS	333	309
CIDE	17	254
Special Participation / Royalties	2,361	2,767
Withholding income taxes	155	443
Current income taxes	377	263
Other taxes	561	650
	5,181	5,847

20.3 Deferred taxes - non-current

	09.30.2012	12.31.2011
Non-current assets
Deferred income taxes	3,273	4,287
Deferred ICMS	996	1,172
Deferred PIS and COFINS	4,196	4,978
Others	272	252
	8,737	10,689
Non-current liabilities
Deferred income taxes	17,879	17,715
Others	4	21
	17,883	17,736

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

(Expressed in millions of Dollars, except when specifically indicated)

20.4 Deferred income taxes - non-current

Income taxes in Brazil comprise income tax and the social contribution on net income, where the applicable official rates are 25% and 9%, respectively.

The changes in the deferred income taxes are presented as follows:

	Property, Plant & Equipament
	Exploration costs for the extraction of crude oil and gas	Other	Accounts receivable / payable, loans and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on shareholders’ equity	Other	Total
Balance at December 31, 2010	(10,020)	(1,611)	(1,112)	(673)	298	426	505	453	32	(11,702)
Recognized in the results for the year	(2,388)	(1,289)	472	(110)	88	(21)	203	80	(634)	(3,599)
Recognized in shareholders’ equity	-	-	-	24	-	-	-	-	(28)	(4)
Cumulative translation adjustment	1,032	594	73	83	(32)	(35)	(74)	(60)	(45)	1,536
Others	2	103	142	(168)	(19)	(27)	-	-	308	341
Balance at December 31, 2011	(11,374)	(2,203)	(425)	(844)	335	343	634	473	(367)	(13,428)
Recognized in the results for the period	(1,698)	(812)	1,161	-	6	(3)	(123)	(452)	(6)	(1,927)
Recognized in shareholders’ equity	-	-	-	-	-	-	-	-	(150)	(150)
Cumulative translation adjustment	966	52	31	70	(16)	(101)	(45)	(21)	(84)	852
Others	(14)	15	(80)	(38)	28	(27)	-	-	163	47
Balance at September 30, 2012	(12,120)	(2,948)	687	(812)	353	212	466	-	(444)	(14,606)

							Deferred tax assets			4,287
							Deferred tax liabilities			(17,715)
							Balance at December 31, 2011			(13,428)

							Deferred tax assets			3,273
							Deferred tax liabilities			(17,879)
							Balance at September 30, 2012			(14,606)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates that have been made.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

20.5 Reconciliation of income taxes

The reconciliation of the taxes calculated in accordance with statutory rates and the amount of taxes recorded are presented as follows:

	Jan-Sep/2012	Jan-Sep/2011
Income before income taxes	10,262	22,288

Income taxes at statutory rates (34%)	(3,489)	(7,578)

Adjustments for calculation of the effective rate:

· Tax benefit from inclusion of interest on sharholders' equity as operating expenses	502	1,630

· Results of companies abroad subject to different tax rates	264	849

· Tax incentives	107	57

· Tax losses	(259)	(210)

· Permanent exclusions/ (additions), net *	(383)	(101)

· Others	154	153
Income taxes expenses	(3,104)	(5,200)

Deferred income taxes	(1,927)	(1,962)
Current income taxes	(1,177)	(3,238)

	(3,104)	(5,200)

Effective rate for income taxes	30.2%	23.3%

* It includes equity accounting.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

21. Employee’s benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, and has a health care plan, with defined benefits, that covers all present and retired employees of the companies in Brazil and their dependents.

The changes in the benefits granted to employees are presented as follows:

	Jan-Sep/2012
	Pension Plan	Health Care Plan	Total

Balance at December 31, 2010	2,878	7,074	9,952
Costs incurred in the year	625	1,104	1,729
Payment of contributions	(305)	(365)	(670)
Payment of the financial commitment agreement	(171)	-	(171)
Others	13	-	13
Cumulative translation adjustment	(343)	(871)	(1,214)
Balance at December 31, 2011	2,697	6,942	9,639

Current	414	347	761
Non-Current	2,283	6,595	8,878
	2,697	6,942	9,639

Costs incurred in the period	755	824	1,579
Payment of contributions	(214)	(273)	(487)
Payment of the financial commitment agreement	(76)	-	(76)
Others	12	2	14
Cumulative translation adjustment	(235)	(564)	(799)
Balance at September 30, 2012	2,939	6,931	9,870

Current	417	320	737
Non-Current	2,522	6,611	9,133
	2,939	6,931	9,870

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

The net expenditure with the pension and health care plans includes the following components:

	Pension Plan
	Defined benefit	Variable contribution	Health care plan	Total
Current service cost	162	191	111	464
Cost of interest:
· With financial commitment agreement	219	-	-	219
· Actuarial	2,502	65	682	3,249
Estimated income from the plan's assets	(2,343)	(20)	-	(2,363)
Amortization of unrecognized actuarial losses	161	7	28	196
Contributions by participants	(164)	(42)	-	(206)
Unrecognized past service cost	9	3	3	15
Others	4	1	-	5
Net costs for the period Jan-Sep/2012	550	205	824	1,579

Related to:
Active employees	271	201	312	784
Retired employees	279	4	512	795
Net costs for the period Jan-Sep/2012	550	205	824	1,579
Net costs for the period Jan-Sep/2011	312	167	848	1,327

At September 30, 2012, the balances of the Terms of Financial Commitment (TFC), signed by the Company and Petros in 2008, amounted to US$ 2,630, of which US$ 63 in interest falls due in 2012. On the same date, the Company held crude oil and oil products from its inventory pledged as security for the TFC in the amount of US$ 2,897, replacing the long-term National Treasury Notes that previously guaranteed the commitment, in July 2012.

In the nine-month period ended September 30, 2012 the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 195.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

22. Shareholders’ equity

22.1 Paid-in capital

At September 30, 2012, subscribed and fully paid-in capital in the amount of US$ 107,362 is represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

22.2 Dividends

Interest on shareholders’ equity – fiscal year 2012

The Company’s Board of Directors approved on April 27, 2012, the early distribution of remuneration to shareholders in the form of interest on shareholders’ equity, as established in article 9 of Law 9,249/95 and Decrees 2,673/98 and 3,381/00, in the amount of US$ 1,432 corresponding to a gross value of US$ 0.11 per common and preferred shares, which payment occurred on May 31, 2012, based on the shareholding position of May 11, 2012.

This interest on shareholders’ equity should be discounted from the remuneration that will be distributed at the closing of fiscal year 2012. The amount is monetarily restated in accordance with the variation of the SELIC rate since the date of effective payment until the end of the aforementioned year. At September 30, 2012 the restated amount of interest on shareholders’ equity is US$  1,469.

The interest on shareholders’ equity is subject to 15% of withholding income tax, except for shareholders that are declared immune or exempt.

22.3 Earnings per Share

	Jan-Sep/2012	Jan-Sep/2011
Net income atributable to Petrobras' shareholders	7,271	17,316
Weighted average of the number of common and preferred shares outstanding (No. of shares)	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.56	1.33

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

23. Sales revenues

	Jan-Sep/2012	Jan-Sep/2011

Gross sales revenue	133,031	137,824
Sales charges	(24,588)	(28,163)
Sales revenues	108,443	109,661

24. Other operating expenses, net

	Jan-Sep/2012	Jan-Sep/2011

Pension and health care plans	(794)	(716)
Unscheduled stoppages and pre-operating expenses	(614)	(590)
Allowance for marking inventories to market value	(556)	(395)
Institutional relations and cultural projects	(530)	(573)
Losses and contingencies with judicial proceedings	(520)	(241)
Expenses related to collective bargaining agreement	(431)	(364)
Expenditures on health, safety and environment	(216)	(276)
Operating expenses with thermoelectric power stations	(83)	(112)
Gains (losses) on disposal of non-current assets	-	(159)
Impairment	(1)	(3)
Government Grants	360	236
Expenditures/reimbursements from operations in E&P partnerships	83	(79)
Gains from legal and arbitration proceedings	-	417
Others	(84)	(610)
	(3,386)	(3,465)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

25. Expenses by nature

	Jan-Sep/2012	Jan-Sep/2011
Raw material / products purchased	(45,906)	(45,298)
Production taxes	(12,161)	(11,912)
Personnel expenses	(9,013)	(9,023)
Depreciation, depletion and amortization	(8,241)	(7,255)
Finished goods and work in progress inventories variation	1,026	4,569
Contracted services, freights, rent and general charges	(15,750)	(15,577)
Projects without economic viability (It includes dry wells and signature bonuses)	(2,118)	(931)
Taxes expenses	(255)	(316)
Losses with judicial and administrative procedures	(520)	(241)
Gains from legal and arbitration proceedings	-	417
Institutional relations and cultural projects	(530)	(573)
Unscheduled stoppages and pre-operating expenses	(614)	(590)
Expenditures on health, safety and environment	(216)	(276)
Allowance for marking inventories to market value	(556)	(395)
Impairment	(1)	(3)
	(94,855)	(87,404)

Cost of sales	(79,920)	(72,955)
Selling expenses	(3,776)	(4,013)
Administrative and general expenses	(3,768)	(3,824)
Exploration costs	(2,949)	(1,796)
Research and development expenses	(801)	(1,035)
Other taxes	(255)	(316)
Other operating expenses, net	(3,386)	(3,465)
	(94,855)	(87,404)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

26. Financial income (expenses), net

	Jan-Sep/2012	Jan-Sep/2011

Exchange and monetary variation on net debt (*)	(1,861)	(2,685)
Expenses on debt	(3,860)	(3,657)
Income from investments and marketable securities	1,386	2,397
Financial result on net debt	(4,335)	(3,945)

Capitalized financial charges	2,856	3,378
Gains (losses) on derivatives	(47)	(36)
Income from marketable securities	170	215
Other financial expenses and income, net	15	116
Other exchange and monetary variations, net	(1,940)	126
Financial income (expenses), net	(3,281)	(146)

Financial income (expenses), net
Income	1,995	3,306
Expenses	(1,473)	(895)
Exchange and monetary variations, net	(3,803)	(2,557)
	(3,281)	(146)

 (*) Includes monetary variation on debt in local currency indexed to the variation of the US dollar.

27. Supplementary information on the statement of cash flows

	Jan-Sep/2012	Jan-Sep/2011
Amounts paid and received during the period
Income taxes	719	1,518
Third party withholding income taxes	1,586	1,879

Investment and financing transactions not involving cash
Acquisition of property, plant and equipement on credit	144	4
Formation of provision for decommissioning costs	1	3

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

28. Segment Information

Consolidated assets by Business Area - 09/30/2012

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	6,113	20,166	2,972	118	4,112	4,026	30,716	(6,268)	61,955
Non-current assets	136,943	66,871	24,212	1,030	3,697	15,074	9,064	(379)	256,512
Long-term receivables	4,676	4,260	1,614	16	682	2,194	5,533	(379)	18,596
Investments	68	2,868	1,132	759	16	990	151	-	5,984
Property, plant and equipment, net	94,596	59,591	21,092	255	2,600	10,351	2,910	-	191,395
Intangible assets	37,603	152	374	-	399	1,539	470	-	40,537

At September 30, 2012	143,056	87,037	27,184	1,148	7,809	19,100	39,780	(6,647)	318,467

Consolidated assets by Business Area - 12/31/2011

Current assets	5,617	21,966	2,509	128	4,241	4,410	31,500	(7,269)	63,102
Non-current assets	135,496	62,364	25,136	1,161	3,644	15,017	13,826	(336)	256,308
Long-term receivables	4,140	4,217	1,626	17	663	2,913	10,207	(336)	23,447
Investments	12	3,362	1,152	859	45	999	101	-	6,530
Property, plant and equipment, net	90,539	54,629	21,968	285	2,510	9,512	3,022	-	182,465
Intangible assets	40,805	156	390	-	426	1,593	496	-	43,866

At December 31, 2011	141,113	84,330	27,645	1,289	7,885	19,427	45,326	(7,605)	319,410

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

Consolidated Statement of Income per Business Area - 2012

	Jan-Sep/2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power
				Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	56,280	88,714	8,311	328	29,821	13,636	-	(88,647)	108,443
Intersegments	55,670	28,098	1,205	244	567	2,863	-	(88,647)	-
Third parties	610	60,616	7,106	84	29,254	10,773	-	-	108,443
Cost of sales	(25,039)	(98,623)	(6,668)	(346)	(27,183)	(10,640)	-	88,579	(79,920)
Gross profit	31,241	(9,909)	1,643	(18)	2,638	2,996	-	(68)	28,523
Income (expenses)	(4,266)	(3,452)	(841)	(86)	(1,653)	(1,047)	(3,722)	132	(14,935)
Selling, administrative and general expenses	(387)	(2,424)	(708)	(49)	(1,629)	(673)	(1,806)	132	(7,544)
Exploration costs	(2,742)	-	-	-	-	(207)	-	-	(2,949)
Research and development expenses	(376)	(158)	(19)	(27)	(1)	-	(220)	-	(801)
Other taxes	(41)	(49)	(30)	(1)	(10)	(68)	(56)	-	(255)
Other operating expenses, net	(720)	(821)	(84)	(9)	(13)	(99)	(1,640)	-	(3,386)
Income before financial results and income taxes	26,975	(13,361)	802	(104)	985	1,949	(3,722)	64	13,588
Financial income (expenses), net	-	-	-	-	-	-	(3,281)	-	(3,281)
Equity in results of non-consolidated companies	(1)	(153)	119	(34)	1	25	(2)	-	(45)
Income before income taxes	26,974	(13,514)	921	(138)	986	1,974	(7,005)	64	10,262
Income taxes	(9,170)	4,541	(271)	36	(336)	(883)	3,000	(21)	(3,104)
Net income	17,804	(8,973)	650	(102)	650	1,091	(4,005)	43	7,158
Net income attributable to:
Shareholders of Petrobras	17,808	(8,973)	618	(102)	650	1,025	(3,798)	43	7,271
Non-controlling interests	(4)	-	32	-	-	66	(207)	-	(113)

	17,804	(8,973)	650	(102)	650	1,091	(4,005)	43	7,158

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

Consolidated Statement of Income per Business Area - 2011

	Jan-Sep/2011
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power
				Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	55,113	89,739	7,333	227	33,225	12,492	-	(88,468)	109,661
Intersegments	54,726	29,165	984	198	569	2,826	-	(88,468)	-
Third parties	387	60,574	6,349	29	32,656	9,666	-	-	109,661
Cost of sales	(23,926)	(91,782)	(4,020)	(259)	(30,534)	(9,787)	-	87,353	(72,955)
Gross profit	31,187	(2,043)	3,313	(32)	2,691	2,705	-	(1,115)	36,706
Income (expenses)	(3,105)	(3,075)	(1,156)	(82)	(1,866)	(1,567)	(3,733)	135	(14,449)
Selling, administrative and general expenses	(364)	(2,392)	(802)	(47)	(1,800)	(697)	(1,827)	92	(7,837)
Exploration costs	(1,549)	-	-	-	-	(247)	-	-	(1,796)
Research and development expenses	(571)	(170)	(58)	(9)	(4)	-	(223)	-	(1,035)
Other taxes	(33)	(35)	(54)	(1)	(21)	(71)	(101)	-	(316)
Other operating expenses, net	(588)	(478)	(242)	(25)	(41)	(552)	(1,582)	43	(3,465)
Income before financial results and income taxes	28,082	(5,118)	2,157	(114)	825	1,138	(3,733)	(980)	22,257
Financial income (expenses), net	-	-	-	-	-	-	(146)	-	(146)
Equity in results of non-consolidated companies	-	(48)	192	4	4	23	2	-	177
Income before income taxes	28,082	(5,166)	2,349	(110)	829	1,161	(3,877)	(980)	22,288
Income taxes	(9,554)	1,729	(732)	39	(284)	(132)	3,388	346	(5,200)
Net income	18,528	(3,437)	1,617	(71)	545	1,029	(489)	(634)	17,088
Net income attributable to:
Shareholders of Petrobras	18,538	(3,429)	1,609	(71)	545	1,012	(254)	(634)	17,316
Non-controlling interests	(10)	(8)	8	-	-	17	(235)	-	(228)
	18,528	(3,437)	1,617	(71)	545	1,029	(489)	(634)	17,088

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

Consolidated Statement per International Business Area – September 2012/2011

	Jan-Sep/2012
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	4,020	6,977	456	3,850	-	(1,667)	13,636
Intersegments	2,845	1,651	28	6	-	(1,667)	2,863
Third parties	1,175	5,326	428	3,844	-	-	10,773

Net income before financial results and income taxes	2,125	(123)	103	55	(225)	14	1,949

Net income attributable to shareholders of Petrobras	1,293	(117)	107	55	(325)	12	1,025

	Jan-Sep/2011
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total

Income statement

Sales revenues	3,531	6,498	393	3,724	-	(1,654)	12,492
Intersegments	2,784	1,661	20	24	-	(1,663)	2,826
Third parties	747	4,837	373	3,700	-	9	9,666

Net income before financial results and income taxes	1,380	(59)	84	49	(321)	5	1,138

Net income attributable to shareholders of Petrobras	1,228	(55)	86	48	(301)	6	1,012

Total Assets

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Consolidated assets per International Business Area

At September 30, 2012	14,640	3,187	785	1,095	1,553	(2,160)	19,100

At December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

29. Legal proceedings and contingencies

The Company is defendant in numerous legal proceedings of a tax, civil, labor and environmental nature, arising from the normal course of its operations. The classification of the lawsuits in accordance with the expectation of loss as probable, possible or remote, as well as their estimated amounts, is prepared based on advice from its legal advisors and management's best estimates.

29.1 Provisions for legal proceedings

The Company recognizes provisions in an amount sufficient to cover the expected losses when: there is a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation . The main proceedings are related to withholding income taxes on securities issued abroad, losses and damages from the cancellation of an assignment of VAT (IPI) credits to a third party; as well as compensation for fishermen affected by the oil spill ocurred in Rio de Janeiro in January 2000.

The Federal Public Attorney’s Office and the Public Attorney’s Office of the State of Paraná filed lawsuits against Petrobras with respect to compensation for pain and suffering, financial damages and environmental recovery due to oil spillages: (i) at Terminal São Francisco do Sul – Refinaria Presidente Vargas, on July 16, 2000, provided for in 2011, which updated amount at September 2012 is US$ 34; and (ii) in the Araucária – Paranaguá polyduct (OLAPA), at the headwaters of Rio do Meio (the Meio river), in the town of Morretes – State of Paraná, on February 16, 2001: which resulted in a reconciliation agreement signed on April 26, 2012, provided for in March, 2012 of US$ 52, US$ 46 of which were paid in May, 2012 and US$ 6 are provisioned in order to support expenses to recover the area.

The provisions recognized and provided for in the non current provided for liability, net of restricted deposits for legal proceedings, are as follows:

Non-current liabilities	09.30.2012	12.31.2011
Labor claims	175	155
Tax claims	373	352
Civil claims (*)	146	159
Other claims	79	60
	773	726
(*) Net of restricted deposits for legal proceedings and guarantees, when applicable.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

	09.30.2012	12.31.2011
Opening Balance	726	759
Addition of provision	488	319
Use by payments	(372)	(113)
Transfers by deposits in court	(35)	(161)
Accrual of interest	47	43
Others	(81)	(121)
Closing Balance	773	726

(*) It includes cumulative translation adjustment.

29.2 Legal proceedings classified as possible losses (not provided for)

Estimates
Tax	19,576
Civil - General	1,642
Labor	1,306
Civil - Environmental	540
Others	3
23,067

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

The following tables present in detail the main lawsuits of a tax and civil nature, whose expectations of loss are classified as possible:

a)  Proceedings of a tax nature

Description of proceedings of a tax nature	Estimate

Plaintiff: Federal Revenue Department of Brazil
1) Deduction from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and a fine on the renegotiation of the Petros Plan.
Current situation: Awaiting a hearing of a voluntary appeal at the Administrative Board of Tax Appeals.	1,967
2) Profit of subsidiaries and associates domiciled abroad in 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	1,582
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to benefits to the employees and Petros.
Current situation The question is being argued in the ambit of two processes at the administrative level.	766
4) Withheld income tax (IRRF) on remittances for payment of affreightment of vessels in the period from 1999 to 2002.
Current situation: The Company is discussing the issue in the judicial sphere and has a preliminary decision that ensures the suspension of the tax liability.	2,355
5) Non payment of CIDE on imports of naphtha sold to Braskem.
Current situation: The issue is being discussed at the administrative level.	1,544

6) Non-payment of CIDE in the period from March 2002 till October 2003 in transactions with distributors and petrol stations that were holders of judicial injunctions that determined the sale without transfer of that tribute.

Current situation: Awaiting a hearing of an appeal in the Higher Chamber of Tax Appeals (CSRF).	623
7) Non-payment of tax on financial operations (IOF) on intercompany loans.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	599
8) Withheld income tax (IRRF) on remittances abroad for payment of petroleum imports.
Current situation: Awaiting a hearing of an appeal at the administrative instance.	721

Plaintiff: State Finance Department of Rio de Janeiro
9) ICMS on exit operations of liquid natural gas (LNG) without issuing a tax document in the ambit of the centralizing establishment.
Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	1,389
10) Difference in ICMS rate in operations of sale of aviation jet fuel, due to the declaration of unconstitutionality of Decree 36,454/2004.
Current situation The question involves processes which are in progress at the administrative level, where the Company has presented its defense.	788

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

Description of proceedings of a tax nature	Estimate

Plaintiff: State Finance Department of São Paulo
11) Withdrawal of collection of ICMS on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current situation: One of the processes is in the administrative stage and another was submitted to judicial proceedings, obtaining a decision favorable to the Company.	2,069

Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

12) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.

Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	923

Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
13) Use of ICMS credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	449
14) Other processes of a tax nature	3,801

Total for proceedings of a tax nature	19,576

b) Proceedings of a civil nature - General

Description of proceedings for a civil nature	Estimate

Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Differences in the payment of special participation charge in fields of the Campos Basin: Albacora, Carapeba, Cherne, Espadarte, Marimba, Marlim, Marlim Sul, Namorado, Pampo and Roncador fields. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs.

Current stage: With the conclusion of the administrative phase of this proceeding, this matter was brought before the judicial courts. The Company obtained an injunction suspending the collection of fines until the end of the trial process, which is currently before the first instance, in the production of evidence phase.

575
2) Other proceedings of a civil nature	1,067

Total for proceedings of a civil nature	1,642

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

c)   Other Information

Plaintiff: Porto Seguro Imóveis Ltda.

On August 28, 2012, the Superior Court (STJ), unanimously upheld the special appeal filed by Petrobras, dismissing the plaintiff's claims. Porto Seguro Imóveis Ltda., a former minority shareholder of Petroquisa, filed a lawsuit related to alleged losses suffered as a result of the disposal of Petroquisa's interest in various petrochemical companies included in the National Privatization Program. Based on the aforementioned decision, the possibility of an outflow of resources related to this contingent liability which amounted to US$ 3,837 was considered remote.

29.3 Joint Ventures contingencies – Frade field

In November 2011, there was an oil spillage in the Frade field, located in the Campos basin, which is operated by Chevron Brasil. The federal public prosecutor is conducting an investigation and has initiated a process claiming US$ 10 billion in damages against Chevron Brazil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda., where the latter was operator of the platform at the time of the spillage.

In April 2012, a new public civil suit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, due to droplets of oil identified in underwater images within the Frade field. In this suit the Federal Public Attorney’s Office intends to condemn the defendants to a further US$ 10 billion as compensation for damages to the community.

The assessment by the Company’s lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second suit, as the oil was not identified on the surface, it is not even possible to conceive of the existence of any actual damage to the community.

Petrobras holds a 30% interest in the Frade consortium. Although it is not a party to the legal suits, because of its equity interest, Petrobras may be contractually obliged to pay 30% of the total contingencies related to the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs referring to the compensations.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

29.4 Contingent Assets

29.4.1 Recovery of maintenance costs – Barracuda & Caratinga

In 2006, Petrobras, as representative of Barracuda & Caratinga Leasing Company B.V. (BCLC), filed to an arbitration abroad against Kellogg, Brown, Root, LLC (KBR), to obtain indemnifications for maintenance costs incurred on flexible lines of the Barracuda and Caratinga field, during the period covered by a contractual guarantee.

On September 21, 2011, the arbitration Court decided in favor of BCLC, definitively, condemning KBR to indemnify US$ 167, pleaded in the arbitration, plus Petrobras’ internal costs in conducting the arbitration, in addition to legal fees and costs of the arbitration. After the decision, the Company recognized the amount of US$ 167    in non-current assets.

30. Guarantees for concession agreements for oil exploration

Petrobras gave guarantees to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in the total amount of US$ 3,164 for the Minimum Exploration Programs established in the concession agreements for exploration areas, with US$ 2,779 remaining in force, net of commitments that have been undertaken. Of this amount, US$ 1,572 corresponds to crude oil from previously identified producing fields pledged as security and US$ 1,208 refers to bank guarantees.

31. Risk management and derivative instruments

The Company is exposed to a series of risks arising from its operations: market risk related to the price of oil and oil products, foreign exchange and interest rates risk, credit risk and liquidity risk.

 31.1 Risk management

Petrobras' risk management policy aims at contributing towards an appropriate equilibrium between its objectives for growth and return and its risk exposure level, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources, the Company may achieve its strategic goals.

The Executive Board, responsible for the management of the Company's risks, set up the Financial Integration Committee to periodically assess and establish guidelines for measuring, monitoring, and managing the risks, and to support its decisions. This Committee is permanently composed of all the executive managers of the financial department, and the executive managers of the business departments are convened for discussions of specific themes.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

  31.2 Market risk

31.2.1 Risk management of prices of crude oil and oil products

Petrobras preferably maintains exposure to the prices cycle, not using derivatives for hedging the purchases and sales that aim to attend the Company’s operational requirements.

Operations with derivatives are limited to hedging the expected results from transactions carried out abroad, which are usually short-term, accompanying the terms of commercial operations.

The main parameters used in risk management, for changes in the Company's prices of crude oil and oil products, in the transactions carried out abroad, are: operating cash flow at risk (CFAR), Value at Risk (VAR) and Stop Loss.

a)  Notional amount, fair value and guarantees of derivative instruments of crude oil and oil products

	Notional value (in thousand of bbl)*		Fair value recognized**
Statement of financial position	09.30.2012	12.31.2011	09.30.2012	12.31.2011

Future Contracts	(3,311)	(6,217)	(14)	18
Purchase commitments	33,735	30,193
Sale commitments	(37,046)	(36,410)

Options Contracts	(1,429)	(2,130)	(0.34)	(3)

Call	286	(730)	(0.40)	(2)
Long position	6,280	6,728
Short position	(5,994)	(7,458)

Put	(1,715)	(1,400)	0.06	(1)
Long position	6,145	3,990
Short position	(7,860)	(5,390)

Forward contracts	50	275	(0.2)	-
Long position	50	275

Total recognized in other current assets and liabilities			(14.52)	15

* A negative notional value (in bbl) represents a short position.

** Negative fair values were recorded in liabilities and positive fair values in assets.

Financial income	Jan-Sep/2012	Jan-Sep/2011
Gain (loss) recorded in the income statement for the period	(108)	(43)

Guarantees given as collateral	09.30.2012	12.31.2011
Generally consist of deposits	58	90

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

b)  Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at September 30, 2012. The stressed scenarios consider price changes on the risk variable of 25% and 50%, respectively, comparatively to September 30, 2012.

Oil and Oil Products	Risk	Probable Scenario at 09.30.2012	Stressed Scenario (Δ 25%)	Stressed Scenario (Δ 50%)
Brent	Derivative (Brent prices increase)	5	(199)	(404)
	Inventories (Brent prices decrease)	(1)	205	411
		4	6	7

Diesel	Derivative (Diesel prices decrease)	1	(34)	(69)
	Inventories (Diesel prices increase)	(5)	30	65
		(4)	(4)	(4)

Freight	Derivative (Freight costs decrease)	(0.5)	(0.5)	(0.5)
	Inventories (Freight costs increase)	0.5	0.5	1
		-	-	0.5

Gasoline	Derivative (Gasoline prices increase)	(5)	(28)	(51)
	Inventories (Gasoline prices decrease)	17	43	68
		12	15	17

LLS	Derivative (LLS prices decrease)	2.5	(5.9)	(14.3)
	Inventories (LLS prices increase)	(2.0)	6.4	14.8
		0.5	0.5	0.5

Nafhtha	Derivative (Naphtha prices decrease)	1	(3)	(7)
	Inventories (Naphtha prices increase)	(1)	3	7
		-	-	-

Fuel Oil	Derivative (Fuel Oil prices increase)	(1)	(66)	(132)
	Inventories (Fuel Oil prices decrease)	3	69	136
		2	3	4

Propane	Derivative (Propane prices increase)	(0.5)	(14)	(28)
	Inventories (Propane prices decrease)	0.5	14	28
		-	-	-

WTI	Derivative (WTI prices decrease)	(17)	(89)	(163)
	Inventories (WTI prices increase)	29	95	162
		12	6	(1)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

c)       Embedded derivatives – sale of ethanol

The Company entered into a sales agreement of ethanol based on a price formula set in the time of signing the contract. The selling price of each ethanol cargo is based on the prices of two distinct references: ethanol and of naphtha.

Considering that naphtha market prices does not have a strict relationship with the cost or market value of ethanol, the portion referring to the derivative instrument was separated from the main agreement and recognized at fair value (level 3), and classified as financial income. The Company determined the fair value of this agreement based on the difference between the spreads for naphtha and ethanol.

The notional value, fair value and the sensitivity analysis of the swap are presented below:

				Sensitivity analysis at 09.30.2012
		Fair Value			Probable Scenario*
Forward Contract	Notional value (in thousand of m³)	09.30.2012	12.31.2011	Risk		Stres Scenario (Δ 25%)	Stressed Scenario (Δ 50%)
Long position				Decrease in spread Naphtha x Ethanol
(maturity in 2015)	663	26	26		(3)	(35)	(70)

The probable scenario was obtained by the difference between the future contracts of ethanol and naphtha expiring on December, 31, 2012.

Financial Income		Jan-Sep/2012	Jan-Sep/2011
Gain (loss) recognized in the results for the period		0.50	(6)

The Company determined the fair value of this contract based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The selling price of the ethanol in the agreement refers to the Brazilian market (ESALQ). The values of the parameters used in the calculation were obtained from market prices for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements.

31.2.2 Foreign Exchange risk management

Foreign exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rate that reference asset and liabilities positions.

Regarding foreign exchange risk management, Petrobras seeks to identify and handle them in an integrated manner, through the recognition or creation of “natural hedges”, benefiting from the correlation between its income and expenses. In the short term, for the foreign exchange variation inherent to the contracts with the costs and receipts in different currencies, this natural hedge is carried out through allocating cash and cash equivalents between the real and the US dollar or another currency.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

The risk management is done for the net exposure. Periodical analyses of the foreign exchange risk are prepared, assisting the decisions of the executive Board.  The foreign exchange risk management strategy may involve the use of derivative instruments to minimize the foreign exchange exposure of certain obligations of the Company.

a)  Main transactions and future commitments hedged by foreign currency derivative operations

Swap Contracts

Yen vs. Dollar

The Company entered into a risk management hedge operation denominated cross currency swap, aimed at fixing the amounts in U.S. dollar of bonds issued in yens. The Company does not intend to settle these contracts before the end of the term. Hedge accounting has been adopted for this relationship between the derivative and the loan, qualified as cash flow hedge.

Changes in fair value, to the extent the hedge is effective, tested quarterly, are recognized in accumulated other comprehensive income until the results of the hedged item is realized.

b)          Notional value, fair value and guarantees

	Notional value (in million)		Fair Value

Statement of financial position	09.30.2012	12.31.2011	09.30.2012	12.31.2011

Cross Currency Swap ( maturity in 2016)			124	130
Long Position (JPY) - 2.15% p.a.	JPY 35.000	JPY 35.000	482	494
Short Position (USD) - 5.69% p.a.	USD 298	USD 298	(358)	(364)

Swap ( maturity in 2012)			-	17
Long Position - USD		USD 127	-	128
Short Position - R$ CDI		BRL 199	-	(111)

U.S. dollar forward (short position)	USD 3.562	USD 87	5	(2)

Total recorded in assets and liabilities			129	145

Financial result and shareholders' equity			Jan-Sep/2012	Jan-Sep/2011
Gain (loss) recognized in the results for the period			61	12
Gain (loss) recognized in shareholders' equity			6	(7)

The existing foreign-currency derivatives operations do not require guarantee margin deposit.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

 c) Sensitivity analysis of financial instruments subject to foreign exchange variation

The Company has assets and liabilities subject to foreign exchange variations, which main exposure is the Real relative to the U.S. dollar. The balances of assets and liabilities in foreign exchange of subsidiaries outside of Brazil are not included below, when transacted in currency equivalent to their respective functional currencies, which translation gains or losses are recorded in cumulative translation adjustments in the Shareholders’ equity and transferred to profit or loss when realized.

The probable scenario based on external data, as well as the stressed scenarios (25% and 50% of foreign exchange variation) are, as follows:

Financial Instruments	Exposure in 09.30.2012	Risk	Probable Scenario*	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 50%)

Financial Instruments (Assets)	4,508	Dollar	(68)	1,127	2,254
Financial Instruments (Liabilities)	(44,129)		665	(11,032)	(22,064)
Forward Derivative (Short Position)	(3,562)		13	(228)	(456)
	(43,183)		610	(10,133)	(20,266)

Financial Instruments (Assets)	0.1	Yen	-	-	-
Financial Instruments (Liabilities)	(1,314)		-	(328)	(657)
Cross-currency Swap	449		(6)	97	161
	(864.9)		(6)	(231)	(496)

Financial Instruments (Assets)	547	Euro	(7)	137	273
Financial Instruments (Liabilities)	(2,692)		33	(673)	(1,346)
	(2,145)		26	(536)	(1,073)

Financial Instruments (Assets)	141	Pound Sterling	(2)	35	70
Financial Instruments (Liabilities)	(1,214)		20	(303)	(607)
	(1,073)		18	(268)	(537)

Financial Instruments (Assets)	429	Peso	(20)	107	215
Financial Instruments (Liabilities)	(1,226)		58	(307)	(613)
	(797)		38	(200)	(398)

	(48,062.9)		686	(11,368)	(22,770)

* The probable scenario was calculated considering the following risks for December, 31, 2012: Real x Dollar – 1.51% depreciation of the Dollar relative to the Real / Dollar x Yen – 0.05% depreciation of the Yen / Dollar x Euro: 1.24% depreciation of the Euro / Dollar x Pound Sterling: 1.65% depreciation of the Pound Sterling / Dollar x Peso: 4.97% depreciation of the Peso. The data were obtained from Focus report and Bloomberg.

Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the impact of possible exchange variations does not jeopardize the liquidity of the Company in the short term, as most of its debt mature in the long term.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

31.2.3 Interest rate risk management

Regarding interest rate risk, the Company is mainly subject to the changes in the LIBOR rate for its funding in foreign currency and for the changes in the Brazilian long-term interest rate (TJLP) for its funding in Reais. An increase in the rates negatively impacts the Company's financial expenses and financial position.

Petrobras considers that the exposure to interest rate changes will not have a material impact, and so, preferably does not use derivative financial instruments to manage this type of risk; except for specific situations faced by some companies of the Petrobras group.

a) Main transactions and future commitments hedged by derivative operations

Swap contracts

Floating interest rate ( Libor USD) vs. Fixed rate (USD)

The Company entered into an operation denominated interest rate swap, in order to exchange a floating interest rate to a fixed rate aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before its maturity term and, therefore, adopted hedge accounting for the relationship between the funding and the derivative.

Other positions held are shown in the table below.

b) Notional value, fair value, guarantees and sensitivity analysis of the interest rate derivatives

	Notional value (in million)		Fair Value
Statement of financial position	9.30.2012	12.31.2011	9.30.2012	12.31.2011

Swaps (maturity in 2020)
Short Position	USD 460	USD 478	(42)	(36)

Swaps ( maturity in 2015)			(1.4)	(1.5)
Long Position - Euribor	EUR 16	EUR 20	0.1	0.5
Short Position - 4.19% Fixed rate	EUR 16	EUR 20	(1.5)	(2)

Total recognized in other assets and liabilities			(43.4)	(37.5)

Financial result and shareholders' equity		Jan-Sep/2012	Jan-Sep/2011
Gain (loss) recognized in the results for the period		(0.7)	-
Gain (loss) recognized in shareholders' equity		(8)	(36)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

Interest Rate Derivatives	Risk	Probable Scenario*	Stressed Scenario (Δ of 25%)	Stressed Scenario (Δ of 50%)

HEDGE (Derivative - Swap)	Libor decline	(9)	(4)	9
Debt	Libor increase	9	4	(9)
Net Effect		-	-	-

HEDGE (Derivative - Swap)	Euribor decline	0.1	-	0.04
Debt	Euribor increase	(0.1)	-	(0.04)
Net Effect		-	-	-
*The probable scenario was obtained based on LIBOR futures.

The existing interest rate derivative operations do not require a guarantee margin deposit.

31.3 Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management in Petrobras is part of financial risk management, which is performed by the Company’s officers, under a policy of corporate risk management. The Credit Commissions are, each, composed of executive Managers for Risk Management, Finance and Commercial Department.

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient credit analysis process and efficient credit granting and management processes.

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients on the Brazilian market and foreign markets.

Credit granted to financial institutions is distributed among the major international banks rated by the international risk classifiers as Investment Grade and the most important Brazilian banks.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative transactions outstanding.

31.4 Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The policy on liquidity risk management adopted by the Company provides that the maturity of its debt continues to be lengthen, exploring the funding capacity of the domestic market and developing a strong presence in the international capital market by broadening the investor’s base in fixed income.

Petrobras finances the working capital through the centralization of the group's cash and assuming short-term debt that is usually related to the flow of trade, as export credit notes and advances on foreign exchange contracts. Investments in non-current assets are financed through long-term debt as bonds issued in the international market, credit bureaus, financing and pre payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

The principal and interest from debts by maturity:

Maturity
2012	5,711
2013	8,086
2014	9,148
2015	11,925
2016	18,137
2017	12,529
2018 and thereafter	66,074
Balance at September 30, 2012	131,610
Balance at December 31, 2011	122,284

31.5 Financial investments (operations with derivatives)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indexes of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

The market values of the derivatives held in the exclusive investment funds at September 30, 2012 are as follows:

Contract	Quantity	Notional value	Fair value	Maturity

Future DI (Interbank Deposit)	(85,225)	(3,752)	(3.0)	2012 to 2014
Long position	60,026	2,781	(0.5)
Short position	(145,251)	(6,533)	(2.5)
Future dollar	2,311	116	-	2012
Long position	2,311	116	-

32. Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying values.

At September 30, 2012, the estimated fair value for the Company’s long term debt was US$ 89,336 calculated at prevailing market rates, considering natures, terms and risks similar to the recorded contracts and it may be compared with the carrying value of US$ 84,226.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is presented as follows:

	Fair value measured based on
	Prices quoted on active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Total Fair value recorded

Assets
Marketable securities	11,332	-	-	11,332
Commodity derivatives	-	-	26	26
Foreign currency derivatives	5	125	-	130
Balance at September 30, 2012	11,337	125	26	11,488
Balance at December 31, 2011	11,922	130	26	12,078

Liabilities
Commodity derivatives	(14.8)	-	-	(14.8)
Financial Investment Derivatives	(3)	-	-	(3)
Interest derivatives	(43.4)	-	-	(43.4)
Balance at September 30, 2012	(61.2)	-	-	(61.2)
Balance at December 31, 2011	(55)	(2)	-	(57)

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

33. Subsequent events

Funding

a)      Global Notes Issue

On October 01, 2012 Petrobras Global Finance B.V. (PGF), a wholly-owned subsidiary of Petrobras, issued 6.5-year and 11-year Global Notes denominated in Euros (€) and 17-year Global Notes denominated in Pounds Sterling (£) in the following terms:

Currency	Volume	Maturity	Coupon*

Euro	€ 1,300	Apr-19	3.25% p.a.

Euro	€ 700	Oct-23	4.25% p.a.

Pound Sterling
	£ 450	Oct-29	5.375% p.a.

(*) With annual payments, starting in 2013

The Global Notes are unsubordinated and unsecured obligations from PGF B.V. fully and unconditionally guaranteed by Petrobras.

b)     Financing Contract

On October 12, 2012, Petrobras signed a financing agreement for up to U.S. $ 1 billion with Japan Bank for International Cooperation (JBIC). JBIC will be responsible for the loan of up to U.S.$ 600 of the total and to provide partial guarantees for the remaining portion of U.S.$ 400, which will be provided by The Bank of Tokyo-Mitsubishi UFJ, Ltd (BTMU). The funds will be used for energy efficiency projects to reduce greenhouse gases.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

34. Information Related to Guaranteed Securities Issued by Subsidiaries

    34.1 Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

    34.2 Petrobras International Finance Company - PiFCo

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities of Petrobras International Finance Company - PifCo, a 100-percent-owned subsidiary of Petrobras.

The following condensed consolidated financial information is provided for Petróleo Brasileiro S.A. – Petrobras, as guarantor, and for Petrobras International Finance Company – PifCo, as issuer, as an alternative to providing separate financial statements for the issuer in accordance with Reg SX 3-10 (c). The accounts of Petrobras and PifCo are presented using the equity method of accounting for investments in subsidiaries.

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

	Jan-Sep/2012
Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
	US$	US$	US$	US$	US$
Assets

Current assets	47,092	2,900	37,826	(25,863)	61,955
Cash and cash equivalents	7,348	1,221	11,440	(5,143)	14,866
Marketable securities	12,819	-	3,069	(4,722)	11,166
Accounts receivable, net	4,028	1	6,099	1,448	11,576
Intercompany receivable	3,612	6	12,211	(15,829)	-
Inventories	12,427	-	3,376	(854)	14,949
Other current assets	6,858	230	1,631	679	9,398
Discontinued operations	-	1,442	-	(1,442)	-

Non-current assets	215,036	26,190	95,945	(80,659)	256,512

Intercompany receivable	3,371	26,190	12,578	(42,139)	-
Marketable securities	138	-	4,725	(4,549)	314
Deferred tax assets	5,052	-	3,069	616	8,737
Other long-term assets	4,333	-	5,441	(229)	9,545

Investments	36,606	-	2,609	(33,231)	5,984
Property, plant and equipment , net	126,975	-	65,534	(1,114)	191,395
Intangible assets	38,561	-	1,989	(13)	40,537

Total assets	262,128	29,090	133,771	(106,522)	318,467

Liabilities

Current liabilities	28,423	2,444	17,753	(16,981)	31,639
Current debt	457	2,320	4,757	-	7,534
Trade accounts payable	6,895	6	6,070	-	12,971
Intercompany payables	8,226	5	4,102	(12,333)	-
Taxes payable	4,218	-	963	-	5,181
Other current liabilities	8,627	106	1,861	(4,641)	5,953
Discontinued operations	-	7	-	(7)	-

Non-current liabilities	65,058	27,732	73,956	(49,643)	117,102
Long-term debt	23,148	27,732	33,346	-	84,226
Deferred tax liabilities	16,236	-	1,647	-	17,883
Intercompany payables	11,058	-	37,046	(48,104)	-
Other non-current liabilities	14,616	-	1,917	(1,540)	14,993

Petrobras shareholder's equity	168,647	(1,086)	40,984	(39,899)	168,647

Non-controlling interests	-	-	1,077	2	1,079

Total liabilities and shareholder's equity	262,128	29,090	133,771	(106,523)	318,467

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

	12.31.2011
Consolidated Statement of Financial Position	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
	US$	US$	US$	US$	US$
Assets

Current assets	50,778	6,515	34,599	(28,790)	63,102
Cash and cash equivalents	10,053	4,087	9,426	(4,509)	19,057
Marketable securities	12,595	558	12	(4,204)	8,961
Accounts receivable, net	3,989	1	7,167	599	11,756
Intercompany receivable	7,243	2	11,363	(18,608)	-
Inventories	11,960	-	4,467	(1,262)	15,165
Other current assets	4,938	320	2,164	741	8,163
Discontinued operations	-	1,547	-	(1,547)	-

Non-current assets	212,334	16,998	87,193	(60,217)	256,308

Intercompany receivable	6,107	12,387	6,592	(25,086)	-
Marketable securities	2,782	4,611	2,878	(7,207)	3,064
Deferred tax assets	6,580	-	3,370	739	10,689
Other long-term assets	3,884	-	6,004	(194)	9,694

Investments	29,989	-	3,896	(27,355)	6,530
Property, plant and equipment , net	121,176	-	62,403	(1,114)	182,465
Intangible assets	41,816	-	2,050	-	43,866

Total assets	263,112	23,513	121,792	(89,007)	319,410

Liabilities

Current liabilities	30,352	3,311	22,918	(20,217)	36,364
Current debt	1,393	3,045	5,629	-	10,067
Trade accounts payable	6,541	5	5,317	-	11,863
Intercompany payables	6,531	3	8,643	(15,177)	-
Taxes payable	4,935	-	912	-	5,847
Other current liabilities	10,952	95	2,417	(4,877)	8,587
Discontinued operations	-	163	-	(163)	-

Non-current liabilities	56,922	20,930	60,777	(32,693)	105,936
Long-term debt	21,790	20,930	29,998	-	72,718
Deferred tax liabilities	15,682	-	2,054	-	17,736
Intercompany payables	5,245	-	26,486	(31,731)	-
Other non-current liabilities	14,205	-	2,239	(962)	15,482

Petrobras shareholder's equity	175,838	(728)	36,957	(36,229)	175,838

Non-controlling interests	-	-	1,140	132	1,272

Total liabilities and shareholder's equity	263,112	23,513	121,792	(89,007)	319,410

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

	Jan-Sep/2012
Consolidated Statement of Income	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Sales revenues	83,050	-	87,350	(61,957)	108,443
Third parties	51,065	-	57,378	-	108,443
Intercompany	31,985	-	29,972	(61,957)	-
Cost of sales	(62,869)	-	(76,160)	59,109	(79,920)
Gross profit	20,181	-	11,190	(2,848)	28,523

Income (expenses)
Selling expenses	(4,651)	-	(2,103)	2,978	(3,776)
Administrative and general expenses	(2,640)	(8)	(1,137)	17	(3,768)
Exploration costs	(2,752)	-	(197)	-	(2,949)
Research and development expenses	(794)	-	(7)	-	(801)
Other taxes	(119)	-	(215)	79	(255)
Other operating income and expenses, net	(3,177)	-	(324)	115	(3,386)
Financial income (expense), net	(823)	(353)	(1,475)	(630)	(3,281)
Equity in results of non consolidated companies	3,489	-	172	(3,706)	(45)

Net income from discontinuing operations	-	6	-	(6)	-
Income before income taxes	8,714	(355)	5,904	(4,001)	10,262

Income tax	(1,443)	-	(1,554)	(107)	(3,104)

Net income	7,271	(355)	4,350	(4,108)	7,158

Net income (loss) attributable to:

Shareholders	7,271	(355)	4,252	(3,897)	7,271
Non-controlling interests	-	-	98	(211)	(113)

	7,271	(355)	4,350	(4,108)	7,158

	Jan-Sep/2011
Consolidated Statement of Income	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated

Sales revenues	82,157	-	535	(45,986)	36,706
Third parties	48,996	-	(607)	(11,683)	36,706
Intercompany	33,161	-	1,142	(34,303)	-
Cost of sales	(53,390)	-	9,594	43,796	-
Gross profit	28,767	-	10,129	(2,190)	36,706

Income (expenses)
Selling expenses	(4,232)	-	(2,003)	2,222	(4,013)
Administrative and general expenses	(2,669)	(12)	(1,139)	(4)	(3,824)
Exploration costs	(1,549)	-	(247)	-	(1,796)
Research and development expenses	(989)	-	(46)	-	(1,035)
Other taxes	(125)	-	(279)	88	(316)
Other operating income and expenses, net	(2,965)	-	(673)	173	(3,465)
Financial income (expense), net	2,438	(442)	(1,308)	(834)	(146)
Equity in results of non consolidated companies	3,235	-	185	(3,243)	177
Net income from discontinuing operations	-	134	-	(134)	-
Income before income taxes	21,911	(320)	4,619	(3,922)	22,288

Income tax	(4,596)		(586)	(18)	(5,200)

Net income	17,315	(320)	4,033	(3,940)	17,088

Net income (loss) attributable to:

Shareholders	17,315	(320)	3,982	(3,661)	17,316
Non-controlling interests	-	-	51	(279)	(228)

	17,315	(320)	4,033	(3,940)	17,088

Petróleo Brasileiro S.A. - Petrobras and subsidiaries

Consolidated notes to the financial statements (Continued)

  (Expressed in millions of Dollars, except when specifically indicated)

	Jan-Sep/2012
Statement of cash flows	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
Cash from operating activities – continuing operations	16,758	(348)	5,699	104	22,213
Cash from operating activities – discontinuing operations	-	(50)	-	50	-
Net cash provided (used) in operating activities	16,758	(398)	5,699	154	22,213

Cash flows from Investment activities
Investments in operating segments	(26,683)	-	(7,264)	4,879	(29,068)
Investments in Marketable securities	2,235	5,169	(4,904)	(1,549)	951
Net intercompany investing	-	(13,500)	-	13,500	-
Net cash provided (used) in investing activities	(24,448)	(8,331)	(12,168)	16,830	(28,117)

Cash flows from financing activities
Capital issuance	-	-	4,584	(4,584)	-
Acquisition of non-controlling interest	-	-	-	48	48
Proceeds from borrowings	20,195	6,519	10,193	(18,050)	18,857
Repayments	(10,857)	(656)	(5,105)	3,715	(12,903)
Dividends paid	(3,272)	-	(871)	871	(3,272)
Net cash provided (used) in financing activities	6,066	5,863	8,801	(18,000)	2,730

Effect of exchange rate changes on cash and cash equivalents	(1,081)	-	(319)	383	(1,017)
Net increase (decrease) in cash and cash equivalents in the period	(2,705)	(2,866)	2,013	(634)	(4,191)

Cash and cash equivalents at beginning of period	10,053	4,087	9,426	(4,509)	19,057
Cash and cash equivalents at the end of period	7,348	1,221	11,439	(5,143)	14,866

	Jan-Sep/2011
Statement of cash flows	Petrobras S.A. Guarantor	PifCo	All Other Consolidated Companies	Consolidating and Eliminating Adjustments	Consolidated
Cash from operating activities – continuing operations	15,774	(544)	10,012	519	25,761
Cash from operating activities – discontinuing operations	-	4,355	-	(4,355)	-
Net cash provided (used) in operating activities	15,774	3,811	10,012	(3,836)	25,761

Cash flows from Investment activities
Investments in operating segments	(19,362)	(333)	(10,745)	1,096	(29,345)
Investments in Marketable securities	4,914	28	711	(1,794)	3,859
Net intercompany investing	-	(9,539)	-	9,539	-
Net cash provided (used) in investing activities	(14,448)	(9,844)	(10,034)	8,841	(25,486)

Cash flows from financing activities
Capital issuance	-	-	(1,174)	1,174	-
Acquisition of non-controlling interest	-	-	-	20	20
Proceeds from borrowings	25,386	6,006	10,673	(24,984)	17,081
Repayments	(20,838)	(545)	(7,697)	18,373	(10,707)
Dividends paid	(5,093)	-	(974)	975	(5,092)
Net cash provided (used) in financing activities	(545)	5,461	828	(4,442)	1,302

Effect of exchange rate changes on cash and cash equivalents	(1,046)	-	(1,072)	524	(1,594)
Net increase (decrease) in cash and cash equivalents in the period	(265)	(572)	(266)	1,087	(17)

Cash and cash equivalents at beginning of period	12,000	1,197	10,271	(5,813)	17,655
Cash and cash equivalents at the end of period	11,735	625	10,005	(4,726)	17,638

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.